EXHIBT 4.2
REVOLVING CREDIT NOTE

$10,500,000	July 2, 2007
     On the Revolving Credit Maturity Date, FOR VALUE RECEIVED, North Pointe Holdings Corporation, a Michigan corporation (“Company”) promises to pay to the order of Fifth Third Bank (“Bank”) care of Comerica Bank, as Agent, at 500 Woodward Avenue, Detroit, MI 48226, in lawful money of the United States of America, the sum of Ten Million Five Hundred Thousand Dollars ($10,500,000), or so much of said sum as may from time to time have been advanced and then be outstanding hereunder pursuant to the Second Amended and Restated Credit Agreement dated as of June 30, 2006, made by and among the Company, certain banks, including the Bank, and Comerica Bank as Agent for such banks, as the same may be amended from time to time (the “Agreement”), together with interest thereon as hereinafter set forth.
     Each of the Advances made hereunder shall bear interest at the Applicable Interest Rate from time to time applicable thereto under the Agreement or as otherwise determined thereunder, and interest shall be computed, assessed and payable as set forth in the Agreement.
     This Note is a note under which advances (including refundings and conversions), repayments and readvances may be made from time to time, but only in accordance with the terms and conditions of the Agreement. This Note evidences borrowings under, is subject to, is secured in accordance with, and may be accelerated or matured under, the terms of the Agreement, to which reference is hereby made. Definitions and terms of the Agreement are hereby incorporated by reference herein.
     This Note shall be interpreted and the rights of the parties hereunder shall be determined under the laws of, and enforceable in, the State of Michigan.
     Company hereby waives presentment for payment, demand, protest and notice of dishonor and nonpayment of this Note and agrees that no obligation hereunder shall be discharged by reason of any extension, indulgence, release, or forbearance granted by any holder of this Note to any party now or hereafter liable hereon or any present or subsequent owner of any property, real or personal, which is now or hereafter security for this Note.
     Nothing herein shall limit any right granted Bank by any other instrument or by law.
     This Note amends, restates, supersedes, replaces and increases that certain Revolving Credit Note dated as of June 30, 2006, made in the principal amount of Seven Million Five Hundred Thousand Dollars ($7,500,000) by Company payable to Bank, and the initial Advance(s) under this Note shall be deemed first applied, to the extent necessary, to repay the existing indebtedness of Company to Bank under said Note; provided, however, the execution and delivery by Company of this Note shall not, in any manner or circumstance, be deemed to be a novation of or to have terminated, extinguished or discharged any of Company’s indebtedness evidenced by said Note, all of which indebtedness shall continue under and shall hereinafter be evidenced and governed by this Note.

NORTH POINTE HOLDINGS CORPORATION, a Michigan corporation

By:

Its:	James G. Petcoff Chairman and Chief Executive Officer
[SIGNATURE PAGE TO REVOLVING CREDIT NOTE (FIFTH THIRD BANK)]